July 25, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Room 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

       Re: Q&K International Group Limited
           Draft Registration Statement on Form F-1
           Submitted June 28, 2019
           CIK No. 0001769256

Dear Mr. Jin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted June 28, 2019

Prospectus Summary, page 1

1. We note your disclosure that you are "a leading technology driven long-term apartment rental platform." Please revise to more specifically describe your business model and operations, including clarifying, if true, that you own no apartments. In addition, please revise to briefly describe the general terms of the rental installment loans, including whether you pay interest and guarantee such loans, as well as the relationship between such loans and any rental discounts.
2. We note your disclosure on page 2 that tenants, on average, stayed in your apartments for
 Guangjie Jin
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Q&K International Group Limited
Comapany NameQ&K International Group Limited
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         8.5 months. Please revise to quantify the average length of your long-term leases with tenants and the percentage of tenants who remain in their units through the end of their lease. In this regard, we note your disclosure on page 122 that 85.6% of your leases with tenants had a lock-up period of 12 months or more. In addition, please briefly describe the terms of the lock-up period and any penalties for tenants who leave before the end of the lock-up period and end of the lease, as applicable.
Non-GAAP Financial Measure, page 14

3. Please tell us how you determined it was appropriate to adjust for pre-operation expenses when arriving at Adjusted EBITDA. Please refer to Question 100.01 of our
         Compliance & Disclosure Interpretations for Non-GAAP Financial
Measures.
Summary Operating Data, page 15

4. It appears that your gross rental value and rental spread margin are derived from rent before any discount for rental prepayments. In this regard, please tell us how these metrics accurately represent the economics of your leasing transactions.
We recorded net losses..., page 17

5. Please revise this risk factor and the sub-heading to clarify that your accountants have expressed doubts about your ability to continue as a going concern.
We depend significantly on the strength of our brand and reputation..., page 33

6. We note your disclosure that third parties with whom you cooperate may be the subject of various allegations and that Chinese media have reported certain incidents and negatively implicated your brand. Please revise to more specifically describe these incidents and clarify whether you still engage these third parties to provide services, including any potential impact on you and your brand.
If we fail to comply with governmental laws ..., page 35

7. We note your disclosure that certain subsidiaries have not yet registered in compliance with PRC laws. Please disclose when you anticipate these entities will be in compliance.
         If you do not anticipate that these entities will be in compliance, please so state and clarify the implications of not being in compliance.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 104

8. We note your disclosure of the arrangement you began in August 2018, whereby a rental service company provides financing for apartment renovations, which you pay off in equal installments over five years, with applicable interest. Please clarify for us the nature of the costs subject to this arrangement. Further, please tell us how you determined this
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Q&K International Group Limited
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         arrangement constitutes a capital lease. Within your response, please reference the authoritative accounting literature management relied upon.
Business, page 121

9. Although we note the disclosure on page 89, please revise to provide integrated tabular disclosure regarding the total number of rental units, including the number of units to be renovated, the number of units that have been renovated, the number of units that are currently occupied, the number of units available for rent and the geographic location of the units. Please provide disclosure regarding the average costs expended on renovations and other costs associated with preparing the units for rent. Additionally, for the units which you have rented to tenants, please disclose the average effective rent per month taking into account tenant concessions. Further, on page 89, please explain why the number of registered tenants is significantly lower than the number of rental units contracted.
10. We note that you intend to rent individual bedrooms in an apartment to renters, who will then share common space with one another. Please revise to clarify any vetting process that each renter goes through and any safety measures in place in light of the fact that they will be sharing common spaces. As applicable, please disclose any risks to you, including lawsuits if a tenant is assaulted or the victim of theft or other crime.
11. We note that you achieved an average month-end occupancy rate of 92.4% in 2018.
         Please revise to provide 2017 occupancy and clarify whether your occupancy fluctuates over the course of a year. In addition, please clarify how this occupancy rate differs from the occupancy rate provided on page 90.
12. We note your disclosure on page 26 that 55% of your rental apartments do not have ownership certificates. We further note that the majority of the lease agreements have not been registered and that this can result in penalties for violations of the laws of the
         People's Republic of China ("PRC"). Please disclose when you intend to register these agreements. If you do not intend to register these agreements, please so state and disclose the implications of multiple violations of the PRC's laws.
13. We note your disclosure on page 122 that your leases with landlords are usually five to six years and tenants, on average, stayed in your apartments for 8.5 months. Please revise to include a lease expiration table for the next ten years, stating (i) the number of tenants whose leases will expire, (ii) the total rental units covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In addition, please provide similar lease expiration information relating to your leases with landlords or tell us why you believe such disclosure is not material.
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Q&K International Group Limited
Comapany NameQ&K International Group Limited
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Consolidated Financial Statements
Consolidated Statements of Comprehensive Loss, page F-5

14. Please revise to present your unaudited pro forma net loss per ordinary share as a negative number.
2. Summary of Principal Accounting Policies
Exclusive Technology Service Agreement, page F-11

15. We note your disclosure that Q&K E-Commerce agrees to pay service fees equivalent to certain percentage of its annual income. Please revise to disclose this percentage.
Rental installment loan arrangement, page F-17

16. We note you pay installment loan interest on behalf of the tenant and recognize such payments as interest expense. Please tell us your basis in U.S. GAAP for accounting for these payments as interest expense. In your response, please clarify for us the roles and responsibilities of the tenant, the financial institutions, and the registrant.
Impact on cash flows, page F-18

17. We note you reflect the rental installment loans received directly from financial institutions as a financing cash inflow. We further note you reflect the constructive receipts and disbursements by recognizing the repayment of rental installment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow. Please tell us your basis in U.S. GAAP for this presentation.
7. Preferred Shares, page F-26

18. We note you accounted for the difference between the fair value of the Series A non-
         redeemable preferred shares and the carrying value of the Series A equity with preference rights as deemed dividends. It appears that the deemed dividends recorded in 2017 and
         2018 represent an accretion of the deemed dividend related to the 2015 reorganization.
         Please tell us how you determined it was appropriate to record this deemed dividend over a period of time. Please refer to ASC 260-10-S99.
9. Losses per share, page F-31

19. We note your disclosure of the unaudited pro forma net loss per share. Please clarify for us how you determined the numerator adjustment for contingent earn-out liabilities is
         RMB38,691,000.
 Guangjie Jin
Q&K International Group Limited
July 25, 2019
Page 5

       You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick, Assistant Chief
Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer
Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,

FirstName LastNameGuangjie Jin                           Division of
Corporation Finance
                                                         Office of Real Estate
and
Comapany NameQ&K International Group Limited
                                                         Commodities
July 25, 2019 Page 5
cc:       Shuang Zhao, Esq.
FirstName LastName